FEDERATED INTERNATIONAL SMALL COMPANY OPPORTUNITY FUND

                                 Federated Investors Funds
                                    5800 Corporate Drive
                            Pittsburgh, Pennsylvania 15237-7000

                                       April 15, 2003



EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549

     RE: FEDERATED INTERNATIONAL SMALL COMPANY OPPORTUNITY FUND
        (the "Registrant")
           1933 Act File No. 333-45966
           1940 Act File No. 811-10131


Ladies and Gentlemen:

     On behalf of the Registrant, I hereby submit this application for withdrawal of the Initial Registration Statement of form N-2 which was filed on September 18, 2000. The accession number of this filing was 0000898432-00-000655.

     This withdrawal is being made as a result of a business decision not to proceed with the new Registrant; therefore, please issue an order with respect to this application for withdrawal at the earliest date the Staff deems appropriate.

     Pursuant to the requirements of Rule 477(a) of the Securities Act of 1933 Act, the Assistant Secretary of the Registrant has signed this application for withdrawal of the Initial Registration Statement this 15th day of April 2003.

     If you have any questions on this filing,  please contact Heidi Loeffert at
(412) 288-4827.

                                            Very truly yours,


                                            /s/ G. Andrew Bonnewell
                                            G. Andrew Bonnewell
                                            Assistant Secretary